[Chinese Characters]
[LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT
LOSS ESTIMATE FOR THE 12 MONTHS ENDED 31 DECEMBER 2005

The Board wishes to announce that, based on the preliminary calculations prepared in accordance with the PRC Accounting Standards in respect of the operational and financial information of the Company, the Company is expected to record a loss for the 12 months ended 31 December 2005.

Shareholders of the Company and the public investors are cautioned not to place undue reliance on this estimate and beware of investment risks.

This announcement is made pursuant to the relevant provisions of the Shanghai Stock Exchange and the requirements of Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The persistent high prices of petroleum in the international market have caused the prices of jet fuel to continue their rise and the operating costs of China Southern Airlines Company Limited (the “Company”) to increase substantially. In addition, the competition in the PRC domestic aviation transportation industry has intensified, making it difficult for the Company to raise its yield. Based on the preliminary calculations prepared in accordance with the PRC Accounting Standards in respect of the operational and financial information of the Company, it is estimated that the Company will record a loss for the 12 months ended 31 December 2005. Full details of the operational and financial information of the Company will be disclosed in the 2005 annual report of the Company. Shareholders of the Company and the public investors are cautioned not to place undue reliance on this estimate and beware of investment risks.

By order of the Board
China Southern Airlines Company Limited
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
January 19, 2006

As at the date of this notice, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Xu Jie Bo and Si Xian Min as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.